Burns, Figa & Will, P.C.

Suite 1000, Plaza Tower One

6400 South Fiddler’s Green Circle

Greenwood Village, CO 80111

April 11, 2006

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:                    Edward M. Kelly, Senior Counsel

Re:                               Isonics Corporation

*                                         Registration Statement on Form S-3

Commission File No. 333-132012

*                                         Application for Confidential Treatment

Form 8-K dated December 12, 2005

Ladies and Gentlemen:

Thank you for your comment letter of March 8, 2006, referring to Isonics’ registration statement on Form S-3 (333-132012) and the letter of March 27, 2006, relating to Isonics’ application for confidential treatment, both referenced above. The following paragraph numbers refer to the paragraphs contained in your letter of March 8, 2006, referring to the registration statement.

1.                                       You advised us that you intend to process Isonics’ application for confidential treatment concurrently with the registration statement, and to resolve matters associated with the application for confidential treatment before requesting acceleration of the registration statement.

Isonics filed an amended application for confidential treatment and an amended Form 8-K on or about March 31, 2006. We believe that the amendment addressed all of the issues raised in your letter of March 27, 2006. Please advise us if there are any remaining issues.

2.                                       You advise us that you were not making any determination with respect to certain specified issues relating to forward-looking information.

We understand your caution and have so advised Isonics.

3.                                       You asked Isonics to confirm that, other than Clayton Dunning, none of the selling shareholders is a broker-dealer or broker-dealer affiliate.

Clayton-Dunning is no longer included in this registration statement. As indicated on page 22 of the amended registration statement and in notes 4 and 15 to the Selling Securityholder table, principals of one of the Selling Securityholders (Harborview) and another Selling Securityholder (Mr. Rich) are affiliates of vFinance Investments, Inc., a registered broker-dealer. In both cases, and in accordance with telephone interpretation regarding underwriter status (issued July 1997), they have each represented to Isonics as follows:

Harborview acquired the shares from Isonics, they had no agreements or understandings, directly or indirectly, with any person to distribute the shares except to assign 15,000 shares in a private transaction to Mr. Rich described below, pursuant to which Mr. Rich executed a subscription agreement wherein he agreed to take the shares for investment purposes only.

Mr. Rich has certified to us that he acquired the shares from Harborview in the ordinary course of his business, and at the time he acquired the shares from Harborview, he had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

To the knowledge of Isonics, and based on the representations made to Isonics by the Selling Securityholders, no other Selling Securityholder is a broker-dealer or an affiliate of a broker-dealer.

4.                                       You asked Isonics to provide certain disclosure of underwriter status with respect to any Selling Securityholder that is a broker-dealer.

Inasmuch as none of the Selling Securityholders is a broker-dealer, the language requested is no longer necessary.

5.                                       You asked Isonics to include disclosure regarding Selling Securityholders who are affiliated with broker-dealers.

The required disclosure have been made in the registration statement based on representations made to Isonics by the two Selling Securityholders who are affiliated with broker-dealers. See, also, the response to Comment 3, above.

6.                                       You asked Isonics to expand disclosure to include all compensation fees paid or payable under financing agreements with the Selling Securityholders.

Disclosure has been added to that effect. Notably the only Selling Securityholder with a financing agreement is Harborview, and the 100,000 shares of restricted stock was (as disclosed) full compensation to Harborview.

7.                                       You asked Isonics to disclose that it will file a prospectus supplement to name successors to any named Selling Securityholders who are able to use the prospectus to resell the securities.

Isonics has included that disclosure.

8.                                       You asked Isonics to review the Item 8A disclosure regarding “Controls and Procedures” in future filings in accordance with your comment.

You will note that the Form 10-QSB filed with the Commission on March 31, 2006, contained the revised disclosure. This will be included in future filings, as well.

Please let us know if you have any further questions or comments. Isonics would like to be able to seek effectiveness of this registration statement as soon as possible.

Sincerely yours,

/s/ Herrick K. Lidstone, Jr.

Herrick K. Lidstone, Jr.

For the Firm

Cc:                               Isonics Corporation

Hein & Associates, LLP